Filed by Wesbanco, Inc.
Commission File No. 000-08467
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Your Community Bankshares, Inc.
Commission File No. 000- 25766
Date: July 20, 2016

Forward-Looking Statements
Matters set forth in this filing contain certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the proposed merger between WesBanco and YCB, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of WesBanco and YCB may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the proposed merger may not be fully realized within the expected timeframes; disruption from the proposed merger may make it more difficult to maintain relationships with clients, associates, or suppliers; YCB's shareholders may not approve the proposed merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in WesBanco's 2015 Annual Report on Form 10-K, YCB's 2015 Annual Report on Form 10-K, and documents subsequently filed by WesBanco and YCB with the Securities and Exchange Commission. All forward-looking statements included in this filing are based on information available at the time of the release.  Neither WesBanco nor YCB assumes any obligation to update any forward-looking statement.
Additional Information About the Merger and Where to Find It
In connection with the proposed merger with Your Community Bankshares, Inc. ("YCB"), WesBanco filed with the SEC a Registration Statement on Form S-4, which was declared effective on July 18, 2016, that includes a Proxy Statement of YCB and a Prospectus of WesBanco, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF YCB AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Proxy Statement/Prospectus will be mailed to shareholders of YCB on or about July 20, 2016.  The YCB shareholder meeting is scheduled for August 19, 2016. In addition, the Registration Statement on Form S-4, which includes the Proxy Statements/Prospectus, and other related documents filed by WesBanco or YCB with the SEC may be obtained for free at the SEC's website at http://www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either WesBanco's or YCB's website at http://www.wesbanco.com or http://www.yourcommunitybank.com, respectively.

Participants in the Solicitation
WesBanco and YCB and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of YCB in connection with the proposed merger. Information about the directors and executive officers of WesBanco is set forth in the proxy statement for WesBanco's 2016 annual meeting of shareholders, as filed with the SEC on March 11, 2016. Information about the directors and executive officers of YCB is set forth in the proxy statement for YCB's 2016 annual meeting of shareholders, as filed with the SEC on April 7, 2016. Information about any other persons who may, under the rules of the SEC, be considered participants in the solicitation of YCB shareholders in connection with the proposed merger are included in the Proxy Statement/Prospectus. You can obtain free copies of these documents from the SEC, WesBanco or YCB using the website information above. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

YCB SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS WITH RESPECT TO THE PROPOSED MERGER.
On Wednesday, July 20, 2016, WesBanco, Inc. hosted a conference call to discuss its earnings for the three and six months ended June 30, 2016.  A transcript of the conference call is provided below.

PRESENTATION

Operator
Welcome to the WesBanco, Inc. Second Quarter 2016 Earnings Conference Call.  All participants will be in listen-only mode.  Should you need assistance, please signal a conference specialist by pressing the star key followed by zero.  After today's presentation there will be an opportunity to ask questions.  To ask a question you may press star, then one on your touch-tone phone. To withdraw your question, please press star, then two.  Please note this conference is being recorded.

I would now like to turn the conference over to John Iannone, Vice President and Investor Relations.  Mr. Iannone, please go ahead.

John Iannone
Thank you Nicole.  Good afternoon, and welcome to WesBanco Inc.'s second quarter 2016 earnings conference call.

Our second quarter 2016 earnings release, which contains reconciliations of non-GAAP financial measures, was issued yesterday afternoon and is available on our website www.wesbanco.com.  Leading the call today are Todd Clossin, President and Chief Executive Officer, and Bob Young, Executive Vice President and Chief Financial Officer.  Following the opening remarks, we will begin a question and answer session.  An archive of this call will be available on our website for one year.

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions, and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2015, and Form 10-Q for the quarter ended March 31, 2016, as well as documents subsequently filed by WesBanco with the Securities and Exchange Commission which are available on the SEC and WesBanco websites.  Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under Risk Factors in Part I, Item 1A.  Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements.  WesBanco does not assume any duty to update forward-looking statements.

Lastly, please be aware that telephonic and webcast replays of today's call will be made available as soon as the transcript is available and filed with the SEC.

Todd?

Todd Clossin
Thank you John.  Good afternoon.  Welcome to WesBanco's 2016 second quarter earnings call.  As many of you know, WesBanco is a diversified and well-balanced financial services institution with a community bank at its core that is built upon a strong legacy of credit and risk management.  We have meaningful market share across our key geographies, maintained by exceptional customer service, and a solid and growing fee-based businesses, led by our proprietary mutual fund family, the WesMark Funds, and our century-old trust business.

On today's call, we will cover several operational topics and review our financial results for the second quarter.  Before we begin, there are several key takeaways this afternoon.

We remain focused on long-term growth while maintaining our focus on strong credit quality, capital ratios and shareholder return.

We continue to realize mid-single digit total loan growth on a year-over-year basis, and anticipate a continued lower-for-longer interest rate environment.

We are on track with regard to our planned merger with Your Community Bankshares, and we are making steady progress on our business and balance sheet mix strategies.

We're pleased fort our results for the quarter, which were in line with our expectations, as we continue to focus on long-term growth and execution of our stated strategies.

Excluding merger-related expenses, we earned fully-diluted earnings per share of $0.59 on income of $23 million for the second quarter of 2016, and $1.18 per share on net income of $45 million for the six months ending June 30, 2016.  In addition, our year-to-date efficiency ratio of 56.3% reflects an 86 basis point improvement year-over-year as our non-interest expense during the second quarter came in as expected.

While Bob will provide more details in a few minutes, we are focused on maintaining a strong financial institution for our shareholders as evident through our credit quality and our capital ratios.  Non-performing loans to total portfolio loans, total non-performing assets to total assets, and net charge-offs to average loans continued to decline to 0.80%, 0.55%, and 0.08%, respectively, for the quarter ended June 30, 2016.  Furthermore, we remain focused, dedicated to returning value to our shareholders through our strong 2016 year-to-date return on assets and tangible equity ratios of 1.06% and 13.97%, respectively, as well as our dividend payout ratio during the second quarter of 41.4%.

As we have clearly laid-out, our long-term growth is focused on five key strategies:  growing our loan portfolio with an emphasis on commercial and industrial lending; increasing fee income over time; traditional retail banking services efficiencies and growth; expense management; and franchise expansion.

As of June 30, 2016, our total loan portfolio grew to $5.2 billion, an increase of 5% as compared to a year ago, benefiting from an $822 million loan origination total during the first six months of 2016.  More than half of our year-over-year growth in total loans was from our strategic focus on commercial and industrial and home equity loans, as these categories grew 11% and 15% year-over-year, respectively, due to our commercial lending hires, increased business activity, and focused calling efforts.  As most of you know, it is important to view our loan growth over a rolling four-quarter period in order to mitigate the impact from quarterly fluctuations in our construction portfolio due to repayments.

In addition, we remain committed to our strong legacy of credit and risk management.  In this competitive and extended lower-for-longer interest rate environment, we continue to be judicious with the loans we book as we will pass on deals where we feel the pricing and/or the structure is not reflective of the credit risk.  While this strategy might cost us a few basis points of loan growth now, it will provide significant benefits to the company and our shareholders during the next credit cycle.

Lastly, we still anticipate mid-single digit overall loan growth during 2016, as our loan pipelines remain robust.

In the current operating environment, our expense management remains critical.  We continue to control discretionary expenditures and we continue to ensure the investments we make contribute positive operating leverage over a reasonable period, as well as reviewing key operational areas to identify additional potential cost savings.

Our announced merger with Your Community Bankshares is on track, and we still anticipate a late third quarter or early fourth quarter closing.  As we mentioned in May, this merger meshes perfectly with our strategic growth plans as it provides an opportunity to bring a high-quality commercial bank into our organization, and expands our footprint into new, high-growth markets with great demographics.  We believe these new markets have the potential for higher growth in 2017, pending consummation of the proposed merger.

As we have mentioned previously, we intend to appropriately remix and manage our balance sheet while still encouraging loan growth.  As we said on last quarter's call, during the fourth quarter of 2015 we increased the asset sensitivity of our balance sheet by increasing the amount of and lengthening the maturities on our Federal Home Loan Bank borrowings.  While we are now expecting an extended lower-for-longer interest rate environment, we remain comfortable with our positioning.  In addition, we are focused on carefully maintaining the size of our balance sheet in order to delay the financial impact of crossing $10 billion in assets as we reduced the size of our securities portfolio during the second quarter of 2016.

Lastly, I would like to provide a brief update on the shale oil and gas environment within which we operate.  Our efforts with shale oil and gas remain centered on deposit and wealth management growth as monthly deposits from our Marcellus and Utica shale landowner customers continue to be meaningful.  Furthermore, there has been no material change in our exposure to the oil, gas, and coal industry, or the credit quality of that exposure.  While pipeline construction remains a positive for 2016 and 2017, Royal Dutch Shell recently announced that it will build a multi-billion-dollar ethane cracker plant along the Ohio River near Pittsburgh.  This is a great development for our region as it reflects the great potential of abundant shale gas.  This multi-year project will spur hundreds, if not thousands, of direct and indirect jobs, and will encourage potential development opportunities by the manufacturing, petrochemical, energy, and plastics industries.  We are well-positioned to benefit from the economic activity that will be generated from this project.

I would now like to turn the call over to Bob Young, our Chief Financial Officer, for an update on the second quarter's financial results.  Bob?

Robert Young
Thanks Todd, and good afternoon to all of those on the call this afternoon.  For the six months ending June 30, 2016, we reported net income of $45 million and earnings per diluted share of $1.17, net of merger-related expenses.  Excluding these expenses from both periods, net income would have increased 6.7% to $45.4 million with earnings per diluted share up $0.01 to $1.18.  Year-to-date, the return on average assets was 1.06% and return on average tangible equity was 13.97%.

For the quarter ended June 30, we reported net income of $22.1 million and earnings per diluted share of $0.58.  Excluding merger-related expenses, net income would have been $22.6 million and earnings per diluted share of $0.59, as compared to $22.4 million and $0.58 per share last year.

For the second quarter, return on average assets was 1.05% and return on average tangible equity was 13.55%.  Over the past five quarters, our returns on assets and equity have been relatively stable, reflecting relative stability despite the current interest rate environment as our asset remix strategy has helped to offset a lower net interest margin.

My remaining earnings-related comments will focus on the second quarter's results.  Our earnings release published last evening contains our consolidated financial highlights as well as reconciliations of non-GAAP financial measures.

Net interest income in the second quarter was down 1.7% year-over-year at $59.8 million as a result of a 14 basis point decrease in the net interest margin, partially offset by a 3.2% increase in average earning assets to $7.6 billion.  The increase in average earning assets was driven by a 5.2% increase in average loan balances, reflecting our balance sheet remix strategy of decreasing investment securities balances to fund loan growth, and in order to maintain the size of the balance sheet, to delay the financial impact of crossing the $10 billion asset threshold.

Total portfolio loans of $5.2 billion as of June 30, 2016 increased $236 million, or 4.8%, year-over-year, reflecting strong year-to-date loan origination, supported by 13% growth in total business loan origination.  Total loan growth was driven by growth in commercial real estate - primarily construction and land development - commercial and industrial, and home equity loan categories as the latter two drove more than half of the year-over-year growth in total loans.  This reflects our strategic focus on commercial and industrial as well as home equity loans, as these categories grew 11% and 15% year-over-year, respectively, due to our commercial lending hires, increased business activity, and focused calling efforts.

Total deposits decreased to $5.9 billion at June 30, 201,6 due primarily to reductions in certificates of deposit from lower rate offerings for maturing CDs, continued run-off of higher cost retail CDs, particularly run-off of $146 million from ESB, lower CDARS balances, and customer preferences for other deposit types as we continue to shift our deposit base to emphasize multiple relationship customers.  When excluding the impact of CDs, total deposits increased slightly to $4.5 billion, reflecting our deposit remix strategy.

For the second quarter of 2016, the net interest margin was 3.30%, down 14 basis points year-over-year, primarily reflecting lower spreads on the repricing of existing loans and competitive new loan pricing, both of which are the direct result of the continued low interest rate environment and flatter yield curve.

A partial mitigant to the lower spread is our continued loan growth and balance sheet remix strategy which, over time, will improve asset yields as average loan rates are higher than securities rates.  In addition, our net interest margin also reflects increased funding costs associated with a higher proportion of Federal Home Loan Bank medium-term borrowings and higher junior subordinated debt costs, otherwise known as TRUPs, as these LIBOR-denominated instruments increased in cost from the December Federal Funds increase of 25 basis points.

Federal Home Loan Bank borrowings of $1.1 billion represented 17.2% of average interest bearing liabilities during the second quarter of 2016, as compared to 8.3% a year ago.  This increase of $276 million year-over-year reflects our balance sheet remix strategy which included increasing our overall asset sensitivity late in 2015 in anticipation of a rising rate environment, as well as partially offsetting the planned run-off of higher rate certificates of deposit.  Due to the anticipated lower-for-longer interest rate environment, we intend to somewhat reduce asset sensitivity by allowing maturing borrowings to be replaced with shorter-term advances as funding needs are determined after the acquisition of YCB, and in conjunction with maintaining the pro-forma combined balance sheet below $10 billion.

Turning now to non-interest income, it increased 8.4% from the prior year to $19.6 million.  This $1.5 million increase was driven by $800,000 of a commercial customer loan swap fee income and $600,000 of securities gains from the sale or call of mortgage-backed securities and agency securities.  The securities gain is the result of continuing our stated strategy to reduce the percentage of securities to total assets, which increased due to the ESB acquisition, and as part of the balance sheet remix and size strategies.  While trust fees were negatively impacted year-over-year due to reduced trust assets, lower estate fees and market declines, e-banking fees increased year-over-year from increased retail and business transactions.

We remain focused on long-term expense management and positive operating leverage.  For the year-to-date period, our efficiency ratio improved 86 basis points, excluding merger-related costs; and, on a year-to-date basis, we delivered operating leverage as revenue growth exceeded expense growth.

Non-interest expense for the second quarter of 2016 increased just $1.2 million year-over-year to $46.7 million, excluding merger-related costs.  Expenses for the second quarter were consistent with the expense run rate from the fourth quarter of 2015, as we noted on last quarter's call.  Salaries and wages increased $400,000 year-over-year due to annual employee raises and higher stock compensation, partially offset by a 1% decrease in full-time equivalent employees, while employee benefits increased $500,000 due to higher health insurance costs.  Furthermore, continued investments in our technology and communications platforms as well as origination and customer support systems drove higher equipment costs.

Turning to our asset quality and regulatory capital ratio metrics, for the three months ended June 30, 2016, our net charge-offs of $1 million represented a ratio to average loans of 0.08%, an improvement versus both the prior year and sequential quarterly periods.  The provision for credit losses was $1.8 million for the quarter, primarily reflecting loan growth and normal consumer loan net charge-offs.  Non-performing loans and non-performing assets, which had increased somewhat after the ESB acquisition, have continued to decline in both absolute dollars and as percentages of total loans.  Non-performing loans to total loans were 80 basis points and non-performing assets to total assets were 55 basis points at the end of the second quarter.

Our capital ratios remain well above the "well-capitalized" standards required by bank regulators, as well as BASEL III, with our tier one leverage capital ratio of 9.71%, tier one risk-based capital ratio of 13.62%, total risk-based capital ratio of 14.40%, and common equity tier one capital ratio of 11.88%.  Lastly, our tangible equity to tangible assets ratio improved to 8.56% as compared to 7.68% at the end of the second quarter last year, assisted by the growth in retained earnings as well as higher other comprehensive income.

Before opening the call for your questions, I would like to provide an update on our thoughts regarding the second half of 2016.  We continue to anticipate a competitive loan environment impacted by an extended lower-for-longer interest rate scenario with a flatter yield curve, which will continue to impact our net interest margin as existing loans reprice and new loans are booked.  In addition, the continued execution of our balance sheet remix strategy as we delay the financial impact of crossing the $10 billion threshold, will also have somewhat of an impact in the near term, although reducing the size of our investment portfolio is part of our longer-term strategy.  We are now only modeling for one rate increase in December of this year, as compared to two previously, and just one increase during 2017, at this time.  We still anticipate mid-single digit overall loan growth which we plan to fund with normal securities portfolio run-off, and, as necessary, shorter-term borrowings.

Lastly, while continuing to focus on positive operating leverage, we anticipate expenses during the second half of 2016 will be well-controlled and up only minimally for typical mid-year salary increases and higher marketing costs associated with our growth strategy.

We are now ready to answer your questions.  Operator, would you please review the instructions?

QUESTIONS AND ANSWERS

Operator
We will now begin the question and answer session.  To ask a question you may press star, then one on your touch-tone phone.  If you are using a speakerphone, please pick up your handset before pressing the keys.  To withdraw your question, please press star, then two.  At this time, we will pause momentarily to assemble our roster.

The first question comes from Catherine Mueller with KBW.  Please go ahead.

Todd Clossin
Good afternoon Catherine.

Catherine Mueller
Thanks.  Good afternoon everyone.  First question, just to follow up on the margin.  Bob, how do you think about, with a flat yield curve and I guess last quarter you mentioned that if we didn't see any change in the rate environment that we might see another 3 to 5 bps compression in the margin, but—I mean you certainly did a great job this quarter offsetting the margin pressure you've got with the balance sheet remix, and so do you think that the balance sheet remix is enough to keep the margin flat as we look out for—let's just say rates don't move this year or next.  Is there enough opportunity on the remix side to keep the margin flat, or do you think in that scenario we've still got some downward-trending margins?

Robert Young
In answer to your question, Catherine, we think in the near term we're going to hold the margin relatively where it is at this point.  Recall, we have a few basis points still from purchase accounting accretion; 4.5 is what we're predicting in the back half of the year. It was 7 in the first half of the year, so we're going to offset that with the continued balance sheet remix, and the sale of securities in the second quarter as well as some that we'll inherit from YCB also serves as part of that remix to bolster the margin slightly just because of the percentages of lower-yielding securities to loans after you engage that strategy.

Now, while the margin then might hold, you might see because of the size of the balance sheet lower in interest income and what would be there had we not been approaching the $10 billion level.  But I think in answer to your question longer term, we would expect that you'd see a couple of basis points of downward pressure on the margin despite the remix as we move through the back half of the year, towards the end of the year particularly.  Our analysis has one increase in it, so that's kind of holding it early in the next year, so if you're assumption is let's take that away then I think you continue to see that couple of basis points or so per quarter.

I don't think we're headed too much lower at this point, and I do believe the loan growth that we have factored in will assist us in continuing to hold the margin fairly close to where we are.

Catherine Mueller
Okay, great.  Then on YCB, now that you're a few months into analyzing what that pro forma impact will be, any change in thoughts into what the pro forma margin looks like with YCB?  I know that that deal should be accretive to your margin.

Robert Young
Yes, and we did talk about 5 to 10 basis points last quarter in accretion in the margin. I'm still thinking that, maybe a little closer to the higher end of that range.  Recall, it's only 17% of our total balance sheet size so even though they're running in the 370 to 380 area with their purchase accounting accretion from the last acquisition, and if you want to strip that out, 20 basis points lower, they do have accretion in terms of current margin as compared to where we are given their balance sheet mix and higher loan balances.

So, still guiding to the same level, Catherine, post-merger.

Catherine Mueller
Got it. Okay, perfect. I wanted just to follow-up on the news we saw about the flooding in West Virginia.  Any material impact to your franchise, borrowers, branches?

Todd Clossin
No. Really not.  The flooding was really in the central part of the state, central southern part of the state.  As you know, our franchise is significantly north of that.  We have a few branches in the Charleston area but everything is north of the state.  While we're doing what we can to help support the relief efforts down there with employees and contributions and a few things like that, no material impact to our business at all.  It just really had no impact at all.

Catherine Mueller
Again, great. Thank you for answering my questions.

Robert Young
We did offer a flood relief consumer loan program in conjunction with that.  I think we put an announcement out on that, Catherine.

Operator
Again, if you have a question, please press star, then one.  Our next question comes from John Moran of Macquarie.

Todd Clossin
Hello John.

John Moran
Good morning guys, or afternoon I guess. A quick question on the $10 billion level. I think it's kind of a two-part question.  One is, with YCB in there, you guys would plan to cross $10 billion organically anyway kind of half way through '17 but not before the end of 2Q; is that correct?

Todd Clossin
I think what we've talked about before is we would anticipate back half of '17 or early '18 was when we would expect to go over, whether it be organically or through an acquisition, but through the deleveraging strategy and the remix strategy, the thought would be we would stay under until then.

John Moran
Okay, so there's enough kind of runway on remix to get you all the way through into '18 if you had to then.

Todd Clossin
Yes. We've gone from around 30% of our balance sheet being securities backed with ESB down to right at the mid-20 range and we think historically we've been in that 20 to 25 range so we think that would drift lower to the 20 range. We'd be comfortable with that.  I just think that's a healthier balance to have on the balance sheet anyway.

John Moran
Sure, understood. Okay. Then just in preference of crossing ultimately—and I think I remember from the YCB call you guys kind of said like, "Look, if we found the right sort of billion-, $2-billion institution that that would be kind of the preferred method," or has the thought process around that changed at all?

Todd Clossin
Sure.  No, I think what we talked about at the time of the merger announcement is still very much in play.  There's a number of banks our size that are going through different strategies to cross that threshold.  I think what you want to do is keep your options open.  Obviously you want to get up to a couple of billion over $10 billion fairly quickly after you go over $10 billion in size, for reasons everybody knows about and we talked about in the past.  But also, you also want to maintain your discipline as you're going through the process.  There's a lot of wrong deals that are the right size out there as well and we're a cautious organization; we're going to look at the right opportunities if they present themselves but you can't control when those happen or the timing exactly.  So, that would be the initial thought but we reserve the ability to go over organically at some point if we were to choose to do that.

John Moran
Perfect, understood.  Then, Bob, I'm sorry if I missed it.  Did you give what the new money loan yields are coming on at this quarter?  I know that there was a little bit of slippage there in the loan yield and you said in the outlook that you'd expected to continue the tough competitive environment, but if you mentioned it I missed the new money loan yield.

Robert Young
I did not provide that.  There's no question that spreads have tightened on new loans, and depending upon the nature of the new loans, are they LIBOR-priced or are they fixed rate for a particular term, can have an influence on those loan yields as well.  Keep in mind swap spreads are much lower than they were, as well as just the difference between on the run two years versus 10-year.  You're down to 86 basis points difference between those two.  We've incorporated those assumptions in our modeling here at June 30 as we look forward, and I gave you some guidance on how many increases, or the lack thereof, that we're currently planning.

So, while we're still getting similar credit spreads to the past, it would be a lower rate environment and lower swaps spread that would be decreasing the current rates that we get on new loans, and there's a competitive factor there as well in particular markets, John, that's correct.

John Moran
Okay, perfect.  That's helpful.  Then the last one from me, I think you guys said 50% of the production this year was on the focused categories, C&I and HELOC.  I'm wondering if you had the split on how much of that was coming out of the urban part of the footprint versus, I'll call it the legacy or the rural part of the footprint, and in particular on the HELOC product.

Todd Clossin
What I'd say in answer to that question is we've been involved in the C&I business and HELOC business for a long time, and we've got a nice market share in our legacy markets on C&I and that continues to support it well and continues to grow.  The focus in some of the larger urban areas that we've mentioned, we've had a commercial real estate focus for quite a while and that's where we're building out a lot of additional C&I lenders.  So, you're seeing more C&I growth now in some of those markets - Pittsburgh, Columbus, Cincinnati - those type of markets than maybe you saw in the past because we're staffed to get that growth now on the C&I space.  But, we've always been staffed in our legacy markets and we've always grown C&I in our legacy markets.

We continue to see growth across the whole franchises as a result of that, and part of that is too with more of a focus on C&I in some of the big urban areas, we're enhancing our products.  You saw some of the swap fees that were reported in our earnings this quarter.  We get those in the new markets and in the legacy markets so our legacy markets benefit from continued product enhancement that we're taking on as a result of trying to be competitive in the bigger urban markets.

John Moran
Thanks very much for taking the questions.

Operator
Our next question comes from Bob Ramsey of FBR.  Please go ahead.

Todd Clossin
Hello Bob.

Bob Ramsey
Hey, good afternoon guys.  Credit trends are obviously good, but provision is sort of at the lower end of where it's been over the last year or so.  Just curious how you think about the provision trajectory, whether you can stay around this level or you think it sort of gradually builds from here, or what your thoughts are?

Todd Clossin
We've been at 0.82, 0.83, 0.84 I think the last three quarters, so it's flat to going up just a hair, but the credit quality continues to be strong.  We turn down a lot of deals because of price and because of structure that get done elsewhere and I know that costs us maybe some percentage points or so on the loan growth, but that really benefits us, in relation to your question, going into the next recession.  We don't know when that's going to be but we know it's there.  So, we're continuing to be very, very diligent on our underwriting standards and obviously that flows into the provision as well too, on the Consumer side and on the Commercial side.  When and if we see deterioration start to occur, we address that, but we do feel we're on the lower end of kind of that historical range with where we're at right now.  The 0.84, you've also got the impact of prior mergers, which if you add that in, puts us up I think at the 0.97 or so range overall, so roughly near 1%.  With the credit quality we've got and at this point in the economic cycle and credit cycle, we feel pretty good about where we're at, but we would address it if trends changed.

Robert Young
Yes.  Clearly, this historic charge-off ratio as well as just improvements in (inaudible) size and classifying the non-performers is what's driving the number lower.  Basically, this quarter you're providing for the growth as well as just ordinary consumer loan charge-offs which have a quicker turn.  Until we adopt current expected credit losses in 2020, I'll have grayer hair by then, but until we adopt that we're not going to be anticipating credit losses for the future; it has to be based upon inherent losses in the portfolio today which is informed by prior historic charge-off ratios.  So, similar levels to where we are at the moment, Bob.

Bob Ramsey
Okay, that's fair.  Then what is the right tax rate to use on a go-forward basis?

Robert Young
What rate would you like to use?  We're currently - between 27% and 28% is what we have been accruing to this year, closer to the 27% rate, Bob.

Bob Ramsey
Okay.  I think you guys are a little bit under that this quarter and you were under that last year so I just didn't know if I had been modeling it too high, but that's fair.  Thank you very much.

Robert Young
The reason why it was lower last year was because you had the—you don't look at core income for tax purposes.  You would look at GAAP, primarily, (inaudible) deductions but last year you just had lower net income because of those one-time charges related to ESB, the bulk of which were deductible.

Bob Ramsey
Sure.  Okay, thank you.

Operator
This concludes our question and—oh wait.  We have a follow-up question from John Moran of Macquarie.  Please go ahead.

John Moran
Hey guys, I'm sorry.  I'm going to sneak one more in at the end here.  The trust line has been running a little weak year-over-year in terms of comps, and I know that there's market volatility obviously in there, but I'm wondering if you could give an outlook for that on the fee income side of things, and how much of that is tied to kind of royalty business in the footprint?

Todd Clossin
You mentioned the volatility and it's not just the volatility within the quarter.  It's when you take the fees, what day of the month you take the fees within the quarter and what's the market doing on that day, so it's kind of hard to look at an average volatility for the quarter without having a specific day and whatnot to work on.  I think we're going to expect to see continued volatility there.  We've got a large trust department.  It's been around for 100 years so we've got a steady stream of payouts that occur on that on a regular basis to beneficiaries, but we're also seeing a lot of significant inflows and those ebb and flow, sometimes dramatically, from month-to-month or from quarter-to-quarter-to-quarter, but the core business continues to remain strong.  We don't see any big fundamental changes in that business one way or the other, unless there was a significant market correction that would be sustained and wouldn't bounce back.

Outside of that, I think what you've seen in the past is going to be pretty consistent with what you're going to see in the future from us.

Robert Young
John, the first quarter is typically our highest quarter because of tax fees, and we are experiencing, as I said in the press release and on my scripted comments, estate fees are expected to be lower this year than they were last year and slightly lower investment fees on the WesMark Funds.  But other than that, other than the asset base being a little bit lower, those are the significant factors.

John Moran
Great.  I appreciate the color.  Thank you.

Operator
This concludes our question and answer session.  I would like to turn the conference back over to Todd Clossin for any closing remarks.

CONCLUSION

Todd Clossin
Thanks Nicole.  Let me wrap up.  We are pleased with our progress, as we mentioned, during 2016 to date.  We're going to continue to remain vigilant on our expense management in the extended lower-for-longer interest rate environment, as well as continue to execute upon the balance sheet and business mix strategies that we've talked about today.  We're excited about the opportunities for long-term growth that are going to be enhanced by the planned merger with Your Community Bankshares.

I want to thank you all for joining us today.  Hope to see you at one of our upcoming investor events.  Have a good day.

Robert Young
Thank you.

Operator
The conference has now concluded.  Thank you for attending today's presentation.  You may now disconnect.